Mail Stop 6010
Via Facsimile and U.S. Mail

December 12, 2006

Ms. Dona D. Young
Chairman, President and Chief Executive Officer
The Phoenix Companies, Inc.
One American Row
Hartford, Connecticut 06102-5056

>   **Re: The Phoenix Companies, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2005**
>   **File No. 1-16517**

Dear Ms. Young:

We have completed our review of your Form 10-K and have no further comments at this time.

>   Sincerely,

>   Kevin Woody
>   Accounting Branch Chief